Exhibit 99.3
BROOKFIELD PROPERTIES CORPORATION
MANAGEMENT PROXY CIRCULAR
TABLE OF CONTENTS

PART ONE: Voting Information	1
PART TWO: Business of the Meeting	3
1. Annual Financial Statements	3
2. Election of Directors	3
3. Appointment of Auditors	7
PART THREE: Executive Compensation Report	8
PART FOUR: Statement of Corporate Governance Practices	14
PART FIVE: Other Information	21
APPENDIX A: Corporate Governance Guidelines

MANAGEMENT PROXY CIRCULAR
PART ONE – VOTING INFORMATION
Solicitation of Proxies
The information contained in this Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies to be used at the Annual Meeting of Shareholders (the “Meeting”) of Brookfield Properties Corporation (“Brookfield Properties”) to be held on Wednesday, April 26, 2006 in New York City at Three World Financial Center at 10:00 a.m. (e.s.t.) and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting (“Notice”). All amounts in the Circular are expressed in U.S. dollars unless otherwise noted. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally by officers or regular employees of Brookfield Properties. The solicitation of proxies by this Circular is being made by or on behalf of the management of Brookfield Properties and the total cost of solicitation will be borne by us. The information contained herein is given as at March 15, 2006.
Appointment of Proxies
The persons named in the accompanying form of proxy are representatives of management and are directors and officers of Brookfield Properties. You have the right to appoint a person other than the persons named in the enclosed form of proxy, who need not be a shareholder of Brookfield Properties, to represent you at the Meeting or any adjournment thereof. Such right may be exercised by inserting such person’s name in the blank space provided in the form of proxy.
To be valid, proxies must be executed legibly by a registered shareholder and mailed or hand delivered to CIBC Mellon Trust Company, using the return envelope enclosed, at 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9; (or if delivered by facsimile at 416-368-2502), not later than the close of business on Monday, April 24, 2006 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the Meeting.
Non-Registered Holders
Only registered holders of common shares and Class A Redeemable Voting preferred shares of Brookfield Properties, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, common shares and Class A Redeemable Voting preferred shares of Brookfield Properties beneficially owned by a holder (a “Non-Registered Holder”) are registered either:
a)	in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

b)	in the name of a depositary (such as The Canadian Depository for Securities Limited) of which the intermediary is a participant.
In accordance with the requirements of National Instrument 54-101, Brookfield Properties has distributed copies of the accompanying Notice, this Circular, the enclosed form of proxy and Brookfield Properties’ 2005 annual report (which includes management’s discussion and analysis and consolidated financial statements for the fiscal year ended December 31, 2005) (collectively, the “meeting materials”) to the depositary and intermediaries for onward distribution to Non-Registered Holders.
Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Typically, intermediaries will use a service company (such as ADP Investor Communications Fund (“ADPIC”)) to forward the meeting materials to Non-Registered Holders.
Non-Registered Holders who have not waived the right to receive meeting materials will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.
a)	Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the meeting materials, a voting instruction form. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), they must complete, sign and return the voting instruction form in accordance with the directions provided and a form of proxy giving the right to attend and vote will be forwarded to them.

b)	Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the meeting materials, a form of proxy that has already been signed by the intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not complete. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the

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Non-Registered Holder must complete the form of proxy and deposit it with the Secretary of Brookfield Properties c/o CIBC Mellon Trust Company, P.O. Box 12005, Station BRM B, Toronto, Ontario M7Y 2K5 (courier address Attention: Proxy Department, 200 Queens Quay East, Unit 6, Toronto, Ontario M5A 4K9, or if delivered by facsimile at 416-368-2502); as described above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided.
Non-Registered Holders should follow the instructions on the forms they receive and contact their intermediary promptly if they need assistance.
Revocation
If you are a registered shareholder who has given a proxy, you may revoke the proxy (a) by completing and signing a proxy bearing a later date and depositing it as described above; (b) by depositing an instrument in writing executed by you or your attorney authorized in writing (i) at the registered office of Brookfield Properties at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or (ii) with the chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any other manner permitted by law.
If you are a Non-Registered Holder, you may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.
Voting of Shares Represented By Management Proxies
The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the direction of the shareholder as indicated on the proxy and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. In the absence of any specification, the shares will be voted in favour of the matters to be acted upon as set out in this Circular.
The enclosed form of proxy confers discretionary authority upon the management representatives designated therein with respect to amendments to or variations of matters identified in the Notice and with respect to other matters which may properly come before the Meeting. At the date hereof, we know of no such amendments, variations or other matters. In the event that amendments or variations to the matters identified in the Notice are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on the matter or business.
Voting Shares
At March 15, 2006, Brookfield Properties had outstanding 231,324,722 common shares and 6,312,000 Class A Redeemable Voting preferred shares. If you are a holder of common shares or Class A Redeemable Voting preferred shares of record at the close of business on March 15, 2006, the record date established for the receipt of meeting materials and for voting in respect of the Meeting, you will be entitled to one vote in respect of each such share held by you on all matters to come before the Meeting. For a description of the procedures to be followed if you are a Non-Registered Holder to direct the voting of shares beneficially owned, see “Non-Registered Holders” on page 1 of this Circular.
Principal Holders of Voting Shares
To our knowledge, the only person or corporations beneficially owning, directly or indirectly, or exercising control or direction over, voting securities of Brookfield Properties carrying more than 10% of the votes attached to any class of outstanding voting securities of Brookfield Properties is Brookfield Asset Management, Inc. (“BAM”), which, directly and indirectly, owns 117,132,020 common shares and 6,126,957 Class A Redeemable Voting preferred shares, being 50.6% and 97.1%, respectively, of the outstanding shares of each such class. BAM is an asset management company. BAM is listed on the New York and Toronto stock exchanges. Jack Cockwell and Bruce Flatt, directors of Brookfield Properties, are also directors and/or officers of BAM.
We are advised by BAM that its major shareholder is Partners Limited (“Partners”). Partners and its shareholders collectively own, directly and indirectly, exercise control over, or have options and warrants to acquire approximately 45 million Class A Limited Voting shares, representing approximately 17% of the Class A Limited Voting shares of BAM on a fully diluted basis, and 85,120 Class B Limited Voting shares representing 100% of the Class B Limited Voting shares of BAM. These shareholdings include shares held through BNN Investments Inc., a Toronto Stock Exchange (the “Toronto Stock Exchange” or the “TSX”) listed investment company that owns 17.4 million Class A Limited Voting shares of BAM. Richard Clark and Bruce Flatt, who are directors and/or officers of Brookfield Properties, together with 11 other shareholders of Partners, own approximately 85% of the common shares of BNN Investments Inc. Partners is an investment holding company owned by 45 investors with no one shareholder holding more than a 15% effective interest. Gordon Arnell, Richard Clark, Jack Cockwell, Thomas Farley, Bruce Flatt, Dennis Friedrich, Allan Norris and John Zuccotti, who are directors and/or officers of Brookfield Properties, are also shareholders of Partners.

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PART TWO – BUSINESS OF THE MEETING
1. Annual Financial Statements
Our annual financial statements for the fiscal year ended December 31, 2005 are included in our 2005 Annual Report, which is being mailed to you with this Circular. The annual report will be placed before you and other shareholders at the meeting.
2. Election of Directors
Our articles provide for cumulative voting so that each shareholder entitled to vote in the election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by the shareholder multiplied by the number of directors to be elected (e.g., if you have one share and if there are thirteen directors nominated for election, you will be entitled to thirteen votes). You may cast all such votes in favor of one candidate or distribute your votes among the candidates in any manner you see fit. If you vote for more than one candidate without specifying the distribution of your votes among such candidates, you will be deemed to have distributed your votes equally among the candidates for whom you voted.
On any ballot that may be called for in the election of directors, the management representatives designated in the enclosed form of proxy intend to cast the votes to which the shares represented by such proxy are entitled equally among the proposed nominees whose names are set forth below, unless the shareholder who has given such proxy has directed that the shares be otherwise voted or withheld from voting in the election of directors.
If you wish to distribute your votes other than equally among the proposed nominees for whom you have directed the management representatives designated in the enclosed form of proxy to vote, you must do so personally at the meeting or by another proper form of proxy. We believe that all of the proposed nominees will be able to serve as directors. If a proposed nominee is unable to serve as a director for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy, unless directed to withhold from voting in the election of directors, reserve the right to vote for other nominees at their discretion.
Nominees for Directors
The following table sets out the names of the thirteen persons nominated for election as directors to hold office until the next annual meeting or until their successors are elected or appointed, all major positions and offices in Brookfield Properties, the principal occupation or employment of each nominee, the year in which each nominee was first elected a director of Brookfield Properties and the approximate number of voting shares of each class of voting shares (and other derivative securities) and deferred shares units of Brookfield Properties and its subsidiaries that each nominee has advised Brookfield Properties, are beneficially owned, directly or indirectly, or subject to control or direction by that person at March 14, 2006.

GORDON E. ARNELL

Gordon E. Arnell has served as a director of Brookfield Properties since January 1989. A resident of London, United Kingdom, he has been Chairman of Brookfield Properties and its Board of Directors since October 1995. Mr. Arnell was President of Brookfield Properties from 1990-1995 and CEO from 1990-2000. He has also previously held senior executive roles at Oxford Development Group Ltd. and Trizec Corporation Ltd.	63,600 Common Shares 298,500 Options

WILLIAM T. CAHILL
 Member of the Audit Committee and Governance and Nominating Committee

William T. Cahill has served as a director of Brookfield Properties since January 2000. A resident of Ridgefield, Connecticut, Mr. Cahill is Senior Credit Officer, Citibank Community Development and a director of Brookfield Financial Properties, Inc. He has held various positions including Managing Director at Citicorp Real Estate, Inc.; OREO 1996-2002 and Senior Asset Manager from 1991-1996; Vice President and Senior Asset Manager, Mellon Real Estate Investment Advisors Inc. from 1983-1991.	4,500 Options 2,635 Deferred Share Units

RICHARD B. CLARK

Richard B. Clark has served as a director of Brookfield Properties since April 2002. A resident of New York, New York, Mr. Clark has been President and Chief Executive Officer of Brookfield Properties since 2002. He was President and CEO of Brookfield Properties’ U.S. operations from 2000-2002; held senior management positions in U.S. operations for Brookfield Properties and its predecessor companies including Chief Operating Officer, Executive Vice President and Director of Leasing. Mr. Clark is currently also a managing partner and Chief Executive Officer, Commercial Real Estate of BAM.	1,052,500 Options 252,191 Deferred Share Units

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JACK L. COCKWELL
 Chairman of the Human Resources and Compensation Committee

Jack L. Cockwell has served as a director of Brookfield Properties since February 1999. A resident of Toronto, Ontario, Mr. Cockwell is a director and Group Chairman of BAM and a director of a number of BAM’s affiliates. Mr. Cockwell is also Chairman of the Board of Trustees of the Royal Ontario Museum and a director of the C.D. Howe Institute. Mr. Cockwell is also a director of Astral Media Inc.	221,940 Common Shares

J. BRUCE FLATT

J. Bruce Flatt has served as a director of Brookfield Properties since February 1996. A resident of Toronto, Ontario, Mr. Flatt is President and Chief Executive Officer and a director of BAM and a numbers of its affiliates. Mr. Flatt was previously President and CEO of Brookfield Properties from 2000-2001; President and Chief Operating Officer of Brookfield Properties from 1995-2000; and held other senior management positions at Brookfield Properties since 1992.	240 Common Shares 375,000 Options 49,502 Deferred Share Units

RODERICK D. FRASER, Ph.D. , O.C.
 Member of the Governance and Nominating Committee

Roderick D. Fraser has served as a director of Brookfield Properties since April 2005. A resident of Edmonton, Alberta, Mr. Fraser served as President and Vice-Chancellor of the University of Alberta from 1995-2005. Prior to joining the University of Alberta, Dr. Fraser served in various positions at Queen’s University in Kingston, including terms as Dean of the Faculty of Arts and Science and Vice-Principal (Resources). Dr. Fraser is an officer of the Order of Canada and was awarded the Centenary Medal, Royal Society of Canada. Dr. Fraser is currently also a director of The Canada-U.S. Fulbright Program and The Aga Khan University.	822 Deferred Share Units

PAUL D. MCFARLANE
 Chairman of the Audit Committee and member of the Human Resources and Compensation Committee

Paul D. McFarlane has served as a director of Brookfield Properties since April 1998. A resident of Mississauga, Ontario, Mr. McFarlane is a corporate director. He retired from CIBC in December 2002 after more than 40 years of service in numerous branch, regional and head office positions most recently as Senior Vice President, Special Loans, from 1994 until his retirement.	4,500 Options 2,887 Deferred Share Units

ALLAN S. OLSON
 Lead Independent Director
Chairman of the Governance and Nominating Committee and Member of the Audit Committee

Allan S. Olson has served as a director of Brookfield Properties since August 1995. A resident of Spruce Grove, Alberta, Mr. Olson has been President and CEO of First Industries Corporation, an investment and management company, since 1991. He was President and CEO of Churchill Corp. from 1989-1990 and Banister Construction Group from 1990-1991 and held various positions at Stuart Olson Construction including President and CEO from 1965-1989. Mr. Olson is currently also a director of Ipsco Steel and Summit REIT and an Advisory Director to Carma Corporation, a Brookfield Properties subsidiary.	21,020 Common Shares 13,500 Options 3,003 Deferred Share Units

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SAMUEL P.S. POLLOCK, O.C., C.Q.
 Member of the Governance and Nominating Committee

Sam Pollock has served as a director of Brookfield Properties since November 1978. A resident of Toronto, Ontario, Mr. Pollock is President of 96345 Canada Inc., a Canadian investment company. He was Chairman of the Toronto Blue Jays from 1995-2000; Chairman, John Labatt Ltd. from 1991-1995; President, Carena Investments from 1978-1991; Vice President and General Manager, Montreal Canadiens from 1964-1978. Mr. Pollock is also an officer of the Order of Canada and a member of the Order of Quebec, was inducted into the Hockey Hall of Fame and the Canadian Sports Hall of Fame and was named Great Montrealer in 1978.	621,815 Common Shares 13,500 Options 4,916 Deferred Share Units

LINDA D. RABBITT

Linda D. Rabbitt has served as a director of Brookfield Properties since July 2005. A resident of Bethesda, Maryland, Ms. Rabbitt has been CEO, Chairman and founder of Rand Construction Corporation since 1989. She was Executive Vice President, Hart Construction Company Inc.; Co-founder and co-owner of Hart Construction Co., Inc., founded 1985. Ms. Rabbitt is also Director, Washington Performing Arts Society, Greater Washington Board of Trade and Watson Wyatt & Co. Holdings; Trustee, George Washington University and Federal City Council; Advisor, Washington Mutual Investors Fund, Inc. and Washington Business Journal; Member and Past President, Women’s Forum of Washington, D.C., Washington Building Congress and Commercial Real Estate Women.	1,035 Deferred Share Units

ROBERT L. STELZL
Member of the Audit Committee

Robert L. Stelzl has served as a director of Brookfield Properties since April 2005. A resident of Los Angeles, California, Mr. Stelzl is a private real estate investor and fund manager. In 2005, he retired from Colony Capital, LLC, a large real estate private equity investor, after 14 years as a principal and member of the Investment Committee. Mr. Stelzl was previously president of Bren Investment Properties from 1982-1989 and has held senior management positions with several international real estate companies including Cadillac Fairview and Cabot, Cabot and Forbes. Mr. Stelzl is currently a director of Brookfield Homes Corporation. He was previously Chairman of Aman Hotels in 1998.	1,500 Common Shares 718 Deferred Share Units

WILLIAM C. WHEATON, Ph .D.
 Member of the Human Resources and Compensation Committee

William C. Wheaton has served as a director of Brookfield Properties since April 2004. A resident of Hamilton, Massachusetts, Mr. Wheaton has been a Professor in Massachusetts Institute of Technology, Department of Economics since 1972, and is the current research director of the MIT Center for Real Estate which he helped found in 1984. He is the co-author of a widely used text, “Urban Economics and the Real Estate Markets,” and is principal and co-founder of Torto Wheaton Research, a Boston real estate consulting company.	3,322 Deferred Share Units

JOHN E. ZUCCOTTI

John E. Zuccotti has served as a director of Brookfield Properties since August 1998. A resident of New York, New York, Mr. Zuccotti has been Co-Chairman of Brookfield Properties and its Board of Directors since 2002, Chairman of the Board of Directors of Brookfield Financial Properties, Inc. since 1996 and Senior Counsel, Weil, Gotshal and Manges since 1998. Mr. Zuccotti was Deputy Chairman of Brookfield Properties from 1999-2002; President and CEO, Olympia & York Companies U.S.A. from 1990-1997; Partner, Brown & Wood from 1986-1990 and Tufo & Zuccotti from 1978-1986; First Deputy Mayor of the City of New York from 1975-1977; Chairman, New York City Planning Commission from 1973-1975. Mr. Zuccotti is currently also President of the Real Estate Board of New York.	180,000 Options

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Compensation of Directors
The board of directors’ compensation is designed to attract and retain highly talented and experienced directors. This requires that directors be fairly and competitively compensated. In 2004, Brookfield Properties adopted a new compensation arrangement for directors.
Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors of Brookfield Properties who are not officers of Brookfield Properties or its affiliates (the “outside directors”) are entitled to receive an annual fee of $40,000 in U.S. funds (or $55,000 in Canadian funds) (the “Annual Fee”). The board of director’s lead independent director and the chairman of the Audit Committee, are also entitled to receive a supplemental annual retainer of $3,750 in U.S. funds (or $5,000 in Canadian funds) (the “Annual Retainer”).
One half of the Annual Fee payable to an outside director will be paid in Deferred Share Units of Brookfield Properties until the number of Deferred Share Units accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee. This is equivalent to $200,000 in U.S. funds, or $275,000 in Canadian funds, based on the current Annual Fee. Thereafter he or she may elect to take all of the Annual Fee in cash or Deferred Share Units. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or Deferred Shares Units. The lead independent director and the chairman of the Audit Committee may elect to receive all or part of their supplemental Annual Retainers in cash or Deferred Shares Units.
The following is a summary of the directors’ compensation and their election to receive all or a portion of their compensation in Deferred Share Units:

	2005 Annual Compensation			Elected
				Percentage of
				Compensation	Aggregate Deferred Share
		Deferred Share		in Deferred	Units Issued
	Cash	Units Issued		Share Units	at February 8, 2006
Director	($)	Value ($)	(#)	(%)	Value ($)	(#)
William T. Cahill (US$)	20,000	20,000	769	50	79,720	2,635
Lance Liebman (US$)	10,000	20,000	1,111	50	84,881	2,805
Roderick D. Fraser (C$)	20,625	20,625	612	50	28,641	822
Paul D. McFarlane (C$)	29,375	29,375	921	50	100,613	2,887
Allan S. Olson (C$)	30,000	30,000	942	50	104,675	3,003
Sam Pollock (C$)	—	55,000	1,715	100	171,337	4,916
Linda D. Rabbitt (US$)	—	20,000	684	100	31,299	1,035
Robert L. Stelzl (US$)	15,000	15,000	541	50	21,715	718
William Wheaton (US$)	—	40,000	1,498	100	100,537	3,322
In February 2006, Messrs. Flatt, Olson, Pollock, McFarlane, Clark and Cahill received cash payments of C$25,960, C$2,832, C$2,832, C$1,416, $69,000 and $900 respectively, in connection with options they each held on December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation. Holders of options on December 31, 2002 were entitled to US$1.50 (C$2.36) per option held.
In 2005, Gordon E. Arnell was also paid $429,944 for his consultancy services.
Directors are also reimbursed for travel and other out-of-pocket expenses incurred in attending board or committee meetings. In 2005, ten directors of Brookfield Properties received a total of $50,848 in directors’ reimbursed expenses.
Messrs. Cockwell, Flatt, Arnell, Zuccotti and Clark do not receive compensation for serving as directors.

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3. Appointment of Auditors
At its meeting held on February 8, 2006, the Audit Committee of the board of directors recommended the reappointment of Deloitte & Touche LLP as external auditors of Brookfield Properties, subject to shareholder approval. Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates (collectively “Deloitte & Touche”) are our principal external auditors. Deloitte & Touche and its predecessors have served as external auditors of Brookfield Properties since 1978.
Unless directed otherwise, on any ballot that may be called for the appointment of auditors, the management representatives designated in the enclosed form of proxy intend to vote such shares in favour of reappointing Deloitte & Touche LLP, Chartered Accountants, as auditors of Brookfield Properties to hold office until the next annual meeting of shareholders, and authorizing the directors to fix the remuneration to be paid to the auditors.
Auditors Fees
From time to time, Deloitte & Touche also provides us with consulting and other non-audit services. In February 2005, the Audit Committee adopted a revised policy regarding the provision of non-audit services by our external auditors. This policy, which is periodically reviewed and updated, encourages consideration of whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and requires Audit committee pre-approval of permitted audit, audit-related and non-audit services. It also specifies a number of services the provision of which is not permitted by our external auditors, including the use of Brookfield Properties external auditors of financial information system design and implementation assignments.
The following table sets forth further information on the fees billed by Deloitte & Touche to Brookfield Properties for the fiscal years ended December 31, 2005 and 2004:

Service Performed	2005	2004
Audit and Audit-related services
Consolidated, subsidiary and property level financial statements(1) (2)	$1,965,000	$1,020,000
Accounting consultations in connection with transactions and accounting and reporting standards(3)	710,000	205,000
S-OX 404 Readiness	200,000	20,000
Quarterly reviews(4)	175,000	140,000
Prospectuses and other securities filings	83,000	97,000
Other	—	10,000
Tax
Tax compliance	300,000	295,000
Advisory	160,000	120,000
Total fees	$3,593,000	$1,907,000

Notes:

(1)	Included in this amount is $105,000 (2004 - $80,000), respectively, relating to the audits of BPO Properties Ltd., which is listed on the Toronto Stock Exchange.

(2)	Included in this amount is $915,000 (2004- $262,500), related to audit of joint ventures of which the company’s share is $309,000 (2004- $140,000)

(3)	Included in this amount is $460,000 (2004- Nil) related to accounting consultations in connection with transactions and accounting and reporting standards of joint ventures, of which the company’s share is $115,000 (2004- Nil)

(4)	Included in the 2005 and 2004 quarterly review fees are $62,500 and $45,000, respectively, relating to the review of BPO Properties Ltd.
Audit fees include fees that would normally be provided by the external auditor in connection with statutory and regulatory filings or engagements, including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards. This category also includes services that generally only the external auditor reasonably can provide, including comfort letters, statutory audits, attest services, consents and assistance with and review of certain documents filed with securities regulatory authorities.
Audit-related fees are paid for assurance and related services, such as due diligence services, that traditionally are performed by the external auditor. More specifically, these services include, among others: audits required by lenders, joint venture agreements, tenants and employee benefit plan requirements, accounting consultations and audits in connection with potential transactions, internal control reviews and consultation concerning financial accounting and reporting standards.
Tax fees consist of services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and advice, including assistance with property tax assessment and appeals and technical advice related to income tax matters.
The Audit Committee of the board of directors has received representations from Deloitte & Touche regarding their independence and has considered the relations described above in arriving at its determination that Deloitte & Touche are independent of Brookfield Properties.

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PART THREE – EXECUTIVE COMPENSATION REPORT
Report of The Human Resources And Compensation Committee
The Human Resources and Compensation Committee is comprised of three directors: Jack Cockwell (Chairman), Paul McFarlane and William Wheaton. The Human Resources and Compensation Committee meets as required, and at least quarterly, to monitor and review management compensation policies and benefits, management succession planning and to review the overall composition and quality of our management resources. The Human Resources and Compensation Committee met on four occasions in 2005. The Human Resources and Compensation Committee has a specific mandate to, among other things, review and approve executive compensation. This includes an annual evaluation of the performance of the Chief Executive Officer, and a review of performance reports for other executive officers. The Human Resources and Compensation Committee makes recommendations to the board of directors with respect to the compensation of the executive officers, and the board of directors gives final approval on compensation matters.
Executive compensation is based on the relative role and responsibility of the executive officers as compared to other executive officers within Brookfield Properties, as well as on the executive officer’s individual performance. This applies equally to all executive officers, including the Chief Executive Officer. Our compensation arrangements are focused on rewarding performance, taking into account length of service, level of responsibility and experience of the individual. A specific objective is to attract and retain highly qualified and motivated individuals. Accordingly, compensation levels are monitored to ensure that they are competitive within the relevant market place.
The key components of executive officers’ compensation are base salary, short-term incentives and long-term incentives. The short and long-term incentive plans are designed to provide a significant amount of variable compensation which is linked to individual performance and increases in shareholder value.
Base Salaries
Base salaries of executive officers are reviewed annually and are based on individual performance, responsibility and experience to ensure that they reflect the contribution of each executive officer. We believe that base salaries for executive officers should be lower than average for the industry with compensation weighted to share performance in order to align these executive officers’ interests with shareholder interests.
Short-Term Incentives
Short-term incentives are represented by cash bonus awards. Awards are determined based on both the performance of Brookfield Properties and the individual executive officers. Our performance is measured by the achievement of financial and other operational objectives, also taking into consideration the performance of competitors in the real estate industry and macro-economic factors, as well as the efforts and achievements of the executive team. The performance of the individual executive officer is based on the degree to which that executive officer has met specific predetermined objectives. In order to further align management objectives with shareholder objectives, certain senior executive officers may elect to receive all or a portion of their annual bonus awards in Deferred Share Units, as described below under
Long-Term Incentives.
Long-Term Incentives
Long-term incentives are intended to reward management based on increases in the value of our common shares. The purpose of these arrangements is to achieve a commonality of interest between shareholders and management and to motivate executives to improve Brookfield Properties’ financial success, measured in terms of enhanced shareholder wealth over the longer term. The allocation of long-term incentives to officers is based on criteria similar to those for short-term incentives.
Our long-term incentive plans consist of two elements:
a)	a Share Option Plan under which Brookfield Properties grants options to certain employees and officers to purchase common shares at a fixed price, being the closing price of the common shares on the Toronto Stock Exchange for Canadian participants and on the New York Stock Exchange (the “New York Stock Exchange” or the “NYSE”) for U.S. participants, on the last trading day preceding the date of the grant. The number of options granted each year is determined based on a multiple of the officer’s base salary for that year. The options vest as to 20% at the end of each year on a cumulative basis and are exercisable over a 10-year period. Commencing in February 2003, in order to minimize any appearance of certain senior executive officers opportunistically exercising options for personal gains, our board of directors adopted a policy requiring the named executive officers to hold, for at least one year, common shares or Deferred Share Units of Brookfield Properties equal to the net after-tax cash realized from the exercise of option grants, starting with options granted in 2003; and

b)	a Deferred Share Unit Plan under which certain senior executive officers may, at their option, receive all or a portion of their annual bonus awards in the form of Deferred Share Units. The annual bonus awards are converted to Deferred Share Units based on a rate set at the discretion of the board of directors on the award date. The portion of the annual bonus award elected to be received in Deferred Share Units by the senior executive officer may, at the discretion of the board of directors, be increased by a factor of up

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to two times for purposes of calculating the number of Deferred Share Units to be allocated. A senior executive officer who holds Deferred Share Units will receive additional Deferred Share Units as dividends are paid on the common shares of Brookfield Properties, on the same basis as if the dividends were re-invested. The Deferred Share Units vest over a five-year period and participants are only allowed to redeem them during the year following cessation of employment through retirement, resignation, termination or death, for cash or an actuarially equivalent pension annuity. The cash value of the Deferred Share Units when redeemed will be equivalent to the market value of an equivalent number of common shares of Brookfield Properties.
Chief Executive Officer
Richard B. Clark, the President and Chief Executive Officer of Brookfield Properties, has been charged by the board of directors to develop and implement a business strategy focused on building shareholder value by investing in commercial property assets and pro-actively managing these assets to maximize cashflow and return on capital throughout economic cycles.
Mr. Clark’s overall compensation as an officer of Brookfield Properties is linked largely to our performance as reflected by the growth in Brookfield Properties’ earnings and operating cashflow and the translation of these attributes over time into a higher common share price.
Mr. Clark’s performance is rated each year by the board of directors in relation to the achievement of predetermined objections. These objectives in 2005 and their achievement included:
•	increasing Funds From Operations (“FFO”) per share, prior to gains, by 9% to $1.85 per share, which met the expectations of our business plan;

•	shareholders benefited from an 18% increase in the common share price;

•	completing the acquisition of O&Y Properties and O&Y REIT, adding 11.6 million square feet to Brookfield’s portfolio of premiere office properties. The C$2.0 billion O&Y portfolio acquisition, one of the largest real estate deals in Canadian history, was comprised of 24 office properties consisting of 27 buildings and 1 development site in five Canadian cities. Brookfield Properties provided 25% of the equity and serves as property and asset manager for a consortium of investors which includes CPP Investment Management and Arca Investments;

•	monetized our rights to Site 26 at the World Financial Center by entering into a cooperation agreement with Goldman Sachs in exchange for a $30 million fee. Goldman has commenced construction of a 2.1 million square foot headquarters office tower which will meaningfully enhance the value of our Lower Manhattan assets. Goldman’s building is expected to be complete in 2009;

•	completing the sale of the company’s 50% interest in Colorado State Bank Building located in Denver, Colorado for approximately $22 million as part of the company’s strategy to redeploy equity from this secondary market into existing primary and selected new markets;

•	consolidated our ownership in our Bay Adelaide Centre site in Toronto by acquiring our partner’s interest for up to $90 million clearing the way to kick-off development of the first phase in 2006;

•	repurchasing 2.7 million common shares at an average price of $27.50, which exceeded plan; and

•	leasing 3.8 million square feet of space versus 1.2 million square feet of expiries, exceeding plan and in the process lowered our vacancy by 190 bps from 92.7% to 94.6%.
Mr. Clark received a salary of $500,000 in each of 2005 and 2004. In addition, taking into account Mr. Clark’s accomplishments as described above, the Human Resources and Compensation Committee, at its meeting in February 2006, awarded Mr. Clark 100,000 share options and a cash bonus of $600,000.
Signed by the members of the Human Resources and Compensation Committee,

Jack Cockwell, Chairman	Paul McFarlane	William Wheaton

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Performance Graph
The following shows the cumulative total S&P/TSX shareholder return (assuming re-investment of dividends) over the last five fiscal years, in comparison with the S&P/TSX Composite Index and the S&P/TSX Canadian Real Estate Index. The Composite Index reflects the cumulative return of the TSX Canadian Real Estate Index, including dividend re-investment.
Five-Year Cumulative Total Return on $100 Investment
Assuming Dividends Are Reinvested
December 31, 2000 - December 31, 2005

December 31	2000	2001	2002	2003	2004	2005
Brookfield Properties Corporation	100	108	127	179	215	248
S&P/TSX Canadian Real Estate Index	100	116	115	172	194	240
S&P/TSX Composite Index	100	87	77	97	111	138

Summary Compensation of Named Executive Officers
The following table sets out the compensation paid to the Chief Executive Officer, Chief Financial Officer and other named executive officers.

		Annual Compensation			Long-term Compensation Awards(6)
		Salary	Bonus	Other	Share Options		Deferred Share		Other
		Paid	Paid	Compensation	Granted		Units Issued(1)		Compensation
Name and Principal Position	Year	($)	($)	($)	(#)		Value ($)	(#)	($)
Richard B. Clark (US$)	2005	500,000	600,000	—	100,000	(1)	—	—	69,000	(3)
President and CEO	2004	500,000	550,000	—	82,500	(2)	—	—	96,000	(3)
	2003	500,000	250,000	—	412,500		250,000	12,747	129,000	(3)
Craig J. Laurie (US$)	2005	225,000	56,250	—	15,000	(1)	112,500	3,718	—
Senior Vice President and	2004	200,000	50,000	—	31,394		100,000	4,098	—
Chief Financial Officer(4)	2003	102,083	37,500	20,000 (5)	55,500		75,000	3,824	—
John E. Zuccotti (US$)	2005	500,000	775,000	—	30,000	(1)	—	—	—
Co-Chairman	2004	500,000	700,000	—	30,000		—	—	—
	2003	500,000	1,200,000	—	30,000		—	—	—
Thomas F. Farley (C$)	2005	340,000	335,000	—	30,000	(1)	325,000	9,326	29,711	(3)
President and COO,	2004	275,000	12,500	—	120,000		275,000	9,096	79,711	(3)
Cdn Commercial Operations	2003	250,000	126,618	—	120,000		200,000	7,634	79,711	(3)
Dennis H. Friedrich (US$)	2005	345,000	555,000	—	75,000	(1)	—	—	—
President and COO,	2004	335,000	225,000	—	150,000		335,000	13,730	—
US Commercial Operations	2003	325,000	164,000	—	199,712		325,000	16,571	—

Notes:

(1)	The Share Option and Deferred Share Unit awards shown for 2005 were granted on February 8, 2006. The options and units are exercisable at a price of US$30.26 (C$34.85).

(2)	In April 2005, Richard B. Clark, President and Chief Executive Officer, was granted 200,000 stock options pursuant to BAM’s Share Option Plan. The options are exercisable at a price of $35.38.

(3)	Cash payments of US$1.50 (C$2.36) per option held at December 31, 2002 to adjust for the impact of the spin-off of Brookfield Homes Corporation.

(4)	Craig J. Laurie became an employee of Brookfield Properties in June, 2003. Prior thereto he was an employee of BAM where in 2003 prior to June thereof he earned C$87,500 in salary.

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(5)	Moving allowance allocated to Craig J. Laurie to compensate for expenses incurred in relocating to New York City.

(6)	On February 9, 2005, the board of directors approved a three-for-two stock split. The stock split was in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005. Fractional shares were paid in cash at the prevailing market price. All options and Deferred Share Units, issued at the time of the distribution, have been adjusted to reflect this event. This adjustment has no effect on the aggregate value of the options or the Deferred Share Units.
Share Options
Share Option Plan Information
For details of the Share Option Plan refer to the “Report of the Human Resources and Compensation Committee - Long-term Incentives.” The following table sets out the information regarding the Share Option Plan at March 15, 2006:

Shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Shares remaining available for future issuance under an equity compensation plan (#)
5,081,038	17.40	2,820,301
Options Granted on February 8, 2006
Options are granted each year at the discretion of our board of directors to officers to purchase common shares under the terms of the Share Option Plan. The following table shows the most recent grant of options to purchase common shares to named executive officers, granted on February 8, 2006.

	Common	Percentage of Total		Market Value of
	Share	Options Granted to		Securities Underlying
	Options	Employees of the	Exercise Price	Options on the Date of
	Granted	Corporation for 2005	per Option	Grant
Named Executive Officer	(#)	(%)	($)	($/Security)	Expiration Date
Richard B. Clark (US$)	100,000	17	30.26	400,000	December 31, 2015
Craig J. Laurie (US$)	15,000	3	30.26	60,000	December 31, 2015
John E. Zuccotti (US$)	30,000	5	30.26	120,000	December 31, 2015
Thomas F. Farley (C$)	30,000	5	34.85	150,000	December 31, 2015
Dennis H. Friedrich (US$)	75,000	13	30.26	300,000	December 31, 2015
Aggregate Options Exercised During The Most Recently Completed Financial Year And Option Values At February 8, 2006
The following table sets forth options exercised during the fiscal year ended December 31, 2005 and the number and value of the unexercised options at February 8, 2006 for the named executive officers.

					In-the-Money Value of
	Securities	Aggregate	Unexercised Options at		Unexercised Options(1) at
	Acquired	Value	February 8, 2006		February 8, 2006
	on Exercise	Realized	(#)		($)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Richard B. Clark (US$)	—	—	541,500	511,000	8,727,990	4,835,910
Craig J. Laurie (US$)	—	—	28,479	73,415	273,150	501,709
John E. Zuccotti (US$)	—	—	90,000	90,000	1,592,170	663,080
Thomas F. Farley (C$)	14,787	326,043	141,475	215,164	1,761,265	1,348,846
Dennis H. Friedrich (US$)	89,442	1,147,242	119,443	373,327	1,533,338	3,047,380

Notes:

(1)	“In-the-Money” means the market value of the common shares under option exceed the exercise price of the options prior to related income taxes. The closing price of Brookfield Properties’ common shares on February 7, 2006 on the NYSE was US$30.26 per share and on the TSX was C$34.85.

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Deferred Share Unit Plan
Deferred Share Units may be granted each year at the discretion of board of directors to certain senior executives in lieu of all or part of their annual cash bonus awards as described above under “Report of the Human Resources and Compensation Committee — Long-Term Incentives.” on page 8 of this Circular.
The number of units owned by the named executive officers and the value of the Deferred Share Units as of February 8, 2006 were as follows:

	Units Allocated				Value of Units
	as of		Units Owned in		as of
	February 8, 2006		Deferred Share Unit Plan		February 8, 2006
Name	(#)	($)	Vested (#)	Unvested (#)	Vested ($)	Unvested ($)
Richard B. Clark (US$)	—	—	215,740	36,450	6,528,296	1,102,990
Craig J. Laurie (US$)	3,718	112,500	2,606	9,291	78,857	281,140
Thomas F. Farley (C$)	9,326	325,000	5,418	21,183	188,800	738,212
Dennis H. Friedrich (US$)	—	—	26,807	30,795	811,183	931,867
Employment Contracts
In December 2005, Brookfield Properties entered into an agreement with John E. Zuccotti for a period of three years until December 31, 2008. As compensation for providing consultancy services, Mr. Zuccotti will receive (i) an annual retainer of $500,000 during the period January 2, 2006 through December 31, 2008, (ii) for services in each of 2005 through 2008, additional compensation of $600,000 per year payable promptly after the end of the year, and (iii) an additional retainer with respect to his contribution to Brookfield Properties in the discretion of the Human Resources and Compensation Committee of the board of directors. In addition Mr. Zuccotti received options issued under BAM’s management share option plan (as in effect on December 31, 2005) for 50,000 common shares of BAM at an exercise price of $53.15 which shall vest over the same three year period, and commencing in 2006 and continuing through 2007 and 2008, Mr. Zuccotti will receive a grant of options for the purchase of 30,000 common shares of Brookfield Properties which shall vest over the then remaining term of the agreement.
Indebtedness of Directors, Executive Officers and Senior Officers Under Securities Purchase Programs
In response to changing U.S. guidelines on executive loans, in 2002 the board of directors discontinued granting any further executive loans under our share purchase plan. At March 15, 2006, the aggregate indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) to Brookfield Properties or its subsidiaries of all officers, directors, proposed directors and employees and former officers, directors and employees of Brookfield Properties and its subsidiaries made in connection with the purchase of common shares of Brookfield Properties, publicly traded securities of subsidiary and associated companies, or securities of Partners (See “Principal Holders of Voting Securities” on page 2 of this Circular) (“Designated Shares”) was C$2,087,378. No additional loans have been extended subsequent to July 30, 2002 to directors, executives or senior officers of Brookfield Properties.
The following is a summary of the aggregate indebtedness:

Purpose	To Brookfield Properties or its Subsidiaries	To Another Entity
Share Purchases	C$2,087,378	—
Other	—	—
At March 15, 2006, Richard Clark, the President and Chief Executive Officer of Brookfield Properties, had an outstanding loan from Brookfield Properties of C$698,726. The largest amount outstanding of such loan during the 12 months ended December 31, 2005 was C$698,726. Designated Shares are held as security for the loan.

	Involvement	Largest Amount	Amount	Financially Assisted		Amount
	of Brookfield	Outstanding	Outstanding as at	Securities Purchased		Forgiven
	Properties or	During 2005	February 15, 2006	During 2005	Security for	During 2005
Name and Principal Position	Subsidiary	($)	($)	(#)	Indebtedness	($)
Securities Purchase Programs

Richard Clark,	Brookfield				Designated
President and CEO,	Properties	698,726	698,726	None	Shares	0
Proposed Director Nominee

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Indebtedness of Directors, Executive Officers and Senior Officers Other Than Under Securities Purchase Programs
At March 15, 2006, there were no outstanding loans to officers, directors and employees and former officers, directors and employees of Brookfield Properties or its subsidiaries, other than in connection with purchases of securities of Brookfield Properties or subsidiaries of Brookfield Properties (other than “routine indebtedness” under applicable Canadian securities laws). No loans were made to officers, directors or employees for any purpose in 2005.
Directors’ and Officers’ Liability Insurance
Brookfield Properties maintains directors and officers insurance under policies arranged by BAM with a combined annual limit of C$50,000,000 subject to a corporate deductible of C$250,000 per loss (C$500,000 for certain of our U.S. subsidiaries). The limit is not exclusive to each corporation insured under the policies. Under this insurance coverage, Brookfield Properties is reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by Brookfield Properties. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage. The cost of such insurance is borne by Brookfield Properties and is currently C$574,174 annually.
Interest of Management and Others in Material Transactions
As of March 15, 2006, no director, senior officer or associate of a director or senior officer nor, to the knowledge of our directors or senior officers after having made reasonable inquiry, any person or company who beneficially owns, directly or indirectly, voting securities of Brookfield Properties carrying more than 10% of the voting rights attached to any class of voting securities of Brookfield Properties outstanding at the date hereof, or any associate or affiliate thereof, had any material interest, direct or indirect, in any material transaction of Brookfield Properties or its affiliates nor do any such persons have a material interest, direct or indirect, in any proposed transaction of Brookfield Properties or its affiliates.
At December 31, 2005, we had approximately $397 million of indebtedness outstanding to our parent company, BAM and its affiliates, $172 million of which is included in capital securities and the remainder of the indebtedness balance is included in our commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense, totaled $12 million for the year ended December 31, 2005, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from BAM and its affiliates of $5 million. These amounts have been recorded at the exchange amount.

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PART FOUR — STATEMENT OF CORPORATE GOVERNANCE PRACTICES
Corporate Governance
Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of Brookfield Properties. Our board of directors encourages sound corporate governance practices designed to promote the well being and ongoing development of Brookfield Properties, having always as its ultimate objective the long-term interests of Brookfield Properties and the enhancement of value for shareholders.
We conduct a comprehensive review of our corporate governance practices annually. As a result of this review, the board of directors has adopted a code of business conduct and ethics, a disclosure and an insider trading policy and has adopted corporate governance guidelines for the board of directors and charters for each committee. These charters are in compliance with the New York Stock Exchange rules on corporate governance (the “NYSE Rules”), the Toronto Stock Exchange guidelines, the provisions of the Sarbanes-Oxley Act of 2002 and Canadian securities laws.
As set out under “Principal Holders of Voting Shares,” on page 2 of this Circular, BAM owns approximately 50.7% of our common shares and 97.1% of our Limited Class A redeemable voting preferred shares. As such, we are a controlled company as defined by the NYSE Rules and have chosen to rely on the “controlled companies exemption” with respect to certain independence requirements under the NYSE Rules. The Governance and Nominating Committee and the Human Resources and Compensation Committee are comprised of a majority of independent directors and each has one BAM representative. The Audit Committee is comprised solely of independent directors. The board of directors believes this is an appropriate mix of directors and that the involvement of BAM on Brookfield Properties’ board committees promotes effective oversight of the business plan and assessing management’s performance on an ongoing basis.
Board of Directors
Mandate of the Board of Directors
Our board of directors oversees the management of Brookfield Properties’ business and affairs which is conducted by our officers and employees under the direction of the Chief Executive Officer. In doing so, the board of directors acts at all times with a view to the best interests of Brookfield Properties. The board of directors endeavors to enhance shareholder value on a sustainable basis and in a manner that recognizes the interests of other stakeholders including our employees, suppliers, customers and the communities in which we operate. In fulfilling our responsibilities, the board of directors adopted its Corporate Governance Guidelines. The Corporate Governance Guidelines, which include a detailed mandate for the board of directors, are reviewed on an annual basis and otherwise as appropriate. A copy of our Corporate Governance Guidelines is attached hereto as Appendix A. Position descriptions for the Chairman, the Chief Executive Officer and the lead independent director can be found as a schedule to the Corporate Governance Guidelines on Brookfield Properties’ website at www.brookfieldproperties.com.
Composition of the Board and Representation of Shareholders’ Interests
The board of directors is currently composed of thirteen directors. Thirteen nominees are standing for election as directors. The board of directors considers that its proposed size and composition is appropriate given the diversity of Brookfield Properties’ operations and the need for a variety of experience and backgrounds. The board of directors believes that a combination of independent directors, directors related to BAM and directors drawn from management leads to a constructive exchange in deliberations resulting in objective, well-balanced and informed discussion and decision making.
The board of directors, with the assistance of the Governance and Nominating Committee, determines whether each director is an independent director. In determining independence, the board of directors utilized on the definition of “independent” in the NYSE listing standards and in Multilateral Instrument 52-110. In making these determinations, the board of directors examines the results of annual questionnaires completed by each director, as well as each individual director’s circumstances and his or her relationship to Brookfield Properties and its affiliates. For a director to be independent, the board must affirmatively determine that such director has no material relationship with Brookfield Properties and each such director did not receive any consulting, advisory, or other compensatory fee from Brookfield Properties except in his or her capacity as a member of the board of directors or a committee thereof.
The board of directors has determined that the thirteen director nominees are classified as follows:
•	Seven independent directors: William Cahill, Roderick Fraser, Paul McFarlane, Allan Olson, Linda Rabbitt, Robert Stelzl and William Wheaton. In determining that all of these directors are independent, the board of directors considered all relevant facts and circumstances, including that in the normal course of business, Brookfield Properties provides real estate and/or services to, and receives rental income and/or services from, companies that some of our directors are affiliated with.

•	Three BAM directors: Jack Cockwell, Bruce Flatt and Sam Pollock. While the board of directors considers that these directors’ interests are fully aligned with the interests of minority shareholders, and that they act independently of management, the applicable rules suggest that they be considered not independent.

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•	Three management representatives: Gordon Arnell, Chairman, John Zuccotti, Co-Chairman, and Richard Clark, President and Chief Executive Officer are not independent because they are members of senior management of Brookfield Properties.
In addition, the board of directors has appointed Allan Olson as the lead independent director. As lead independent director, Mr. Olson presides over all sessions of Brookfield Properties’ independent directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full board and Brookfield Properties’ senior management and acted upon in a timely fashion. In addition, as lead independent director, Mr. Olson performs the following actions:
•	consults with the Chairman of the board on the preparation of the agenda for each meeting of the board of directors; and

•	in consultation with the Chairman of the board, ensures that an appropriate system is in place to evaluate the performance of the board of directors as a whole and its committees.
Board Meetings
Each director is expected to attend all meetings of the board of directors and any committee of which he or she is a member. The board of directors may also take action from time to time by unanimous written consent.
The board of directors meets at least once in each quarter, with additional meetings held when required. The board of directors met six times in 2005 and took action by written consent two times. There are four regular meetings scheduled for 2006. In addition, the independent directors meet separately from management directors and directors related to BAM at each regularly scheduled board meeting and whenever otherwise appropriate. These meetings were conducted under the direction of the lead independent director.
Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. Additional meetings may be called by the Chairman, the Chief Executive Officer or any two directors on proper notice.
The following is a record of the directors’ attendance at the meetings of the board of directors and the committees during 2005:

			Committee Meeting Attendance
	Board			Governance and	Human Resources
	Meetings			Nominating	and Compensation
	Attended	Attendance	Audit Committee	Committee	Committee
Director	(7 meetings)	Percentage	(4 Meetings)	(5 Meetings)	(4 Meetings)
Gordon E. Arnell	6 out of 7	86%	—	—	—
William T. Cahill (1)	7 out of 7	100%	4 out of 4	2 out of 3	—
Richard B. Clark	7 out of 7	100%	—	—	—
Jack L. Cockwell	7 out of 7	100%	—	—	4 out of 4
J. Bruce Flatt	7 out of 7	100%	—	—	—
Roderick Fraser (2)	5 out of 5	100%		3 out of 3	—
Paul D. McFarlane	7 out of 7	100%	4 out of 4	—	4 out of 4
Allan S. Olson	7 out of 7	100%	4 out of 4	5 out of 5	—
Sam Pollock	7 out of 7	100%	—	5 out of 5	—
Linda Rabbitt (3)	4 out of 4	100%	—	—	—
Robert Stelzl (2)	5 out of 5	100%	2 out of 2	—	—
William Wheaton (4)	7 out of 7	100%	—	—	2 out of 2
John E. Zuccotti	6 out of 7	86%	—	—	—
Notes:

(1)	Mr. Cahill joined the Governance and Nominating Committee at the end of April 2005 and therefore was eligible to attend 3 meetings.

(2)	Messrs. Fraser and Stelzl joined the board of directors at the end of April 2005 and therefore were eligible to attend 5 meetings.
Mr. Fraser joined the Governance and Nominating Committee at the end of April and therefore was eligible to attend 3 meetings. Mr. Stelzl joined the Audit Committee at the end of April 2005 and therefore was eligible to attend 2 meetings.

(3)	Ms. Rabbitt joined the board of directors at the end of July 2005 and was eligible to attend 4 meetings.

(4)	Mr. Wheaton joined the Human Resources and Compensation Committee at the end of April 2005 and therefore was eligible to attend 2 meetings.
The Chairman is primarily responsible for the agenda. Prior to each board meeting, the Chairman discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the board of directors. Any director may propose the inclusion of items on the agenda; request the presence of or a report by any member of senior management, or raise subjects that are not on the agenda for that meeting.

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In advance of each board of directors and committee meeting, members receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.
Committees of the Board of Directors
We believe that committees of the board of directors assist in its effective functioning and that the appropriate composition of board committees should enable the views of independent directors to be effectively expressed.
Our board of directors has three standing committees: the Audit Committee, the Human Resources and Compensation Committee and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. There were no special committees formed in 2005. While the board of directors retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.
The Audit Committee is comprised solely of independent directors and each of the Human Resources and Compensation Committee and the Governance and Nominating Committee are comprised of a majority of independent members and one member related to BAM. The members of each committee are selected by the board of directors on the recommendation of the Governance and Nominating Committee. A description of the responsibilities of the board committee chairs can be found in the Corporate Governance Guidelines on Brookfield Properties’ website at www.brookfieldproperties.com.
The following is a brief description of the charters of each committee, its composition and the meetings held during the past year. The full text of each committee’s charter is available on Brookfield Properties’ website at www.brookfieldproperties.com.
Audit Committee
The Audit Committee is comprised of four directors all of whom are independent: Paul McFarlane (Chairman), William Cahill, Allan Olson and Robert Stelzl. In addition to being independent directors as described above, all members of Brookfield Properties’ Audit Committee must meet an additional “independence” test under the Sarbanes-Oxley Act and Multilateral Instrument 52-110, in that their directors’ fees are the only compensation they, or their firms, receive from Brookfield Properties and that they are not affiliated with Brookfield Properties. Each member of the Audit Committee is Financially Literate and Paul McFarlane is considered to be an Audit Committee Financial Expert as these terms are defined under the applicable.
The Audit Committee is responsible for monitoring Brookfield Properties’ systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the external auditors. The Audit Committee is also responsible for reviewing Brookfield Properties’ annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis of financial results of operations and review of related operations prior to their approval by the full board of directors.
The Audit Committee met four times in 2005. There are four Audit Committee meetings scheduled for 2006. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield Properties. The charter for the Audit Committee is reviewed annually by the Audit Committee, the Governance and Nominating Committee and approved by the board of directors. A copy of the Audit Committee charter is included in our Annual Information Form.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is comprised of three directors: Jack Cockwell (Chairman), Paul McFarlane and William Wheaton. Jack Cockwell is related to BAM. Paul McFarlane and William Wheaton are independent directors. Because of the alignment of interests between BAM and the minority shareholders of Brookfield Properties, the independence of the BAM representative from Brookfield Properties’ management and the majority of the members of the Committee being independent directors, the board believes that the Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders. The responsibilities of the Human Resources and Compensation Committee are as follows:
•	review the existing human resources and plans to ensure that qualified personnel will be available for succession to senior management positions within Brookfield Properties, and report on this matter to the board of directors at least annually;

•	consider proposed changes in senior management, and submit for the board of directors’ consideration and approval, the names of persons proposed to be appointed as officers;

•	annually review the position description of the Chief Executive Officer and establish objectives against which to review and assess the Chief Executive Officer’s performance;

•	assess the performance of the Chief Executive Officer against the pre-agreed objectives and determine, either as a committee or together with other Independent Directors (as directed by the board of directors), the Chief Executive Officer’s compensation level based on this assessment;

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•	in consultation with the Chief Executive Officer, review and make recommendations to the board of directors with respect to salaries, performance awards and other remuneration including any severance arrangements of Brookfield Properties’ senior management (other than the Chief Executive Officer); and should the Human Resources and Compensation Committee consider that any adjustment thereto or awards thereunder would be appropriate, recommend such adjustments and awards to the board of directors for consideration and approval;

•	review and make recommendations to the board of directors with respect to Brookfield Properties’ incentive-compensation and equity based compensation plans, and make recommendations to the board of directors for consideration with respect to any proposed material amendments to, and any proposed awards (or changes in previous awards) under, such plans;

•	review and make recommendations to the board of directors with respect to any change to Brookfield Properties’ compensation and benefit plans involving a material annual change in cost to Brookfield Properties, and if Brookfield Properties is required to prepare an accounting restatement due to material non-compliance with any financial reporting requirements, the Human Resources and Compensation Committee will:
▪	determine the amount, if any, of any bonus or other incentive-based or equity-based compensation and profits realized from the sale of securities of Brookfield Properties that must be reimbursed to Brookfield Properties by the Chief Executive Officer and the Chief Financial Officer in accordance with section 304 of the Sarbanes-Oxley Act of 2002; and

▪	take appropriate steps to ensure that such amount is reimbursed;
•	annually review the reimbursement of the expenses of both Brookfield Properties’ senior officers and each member of the board of directors; and

•	oversee the preparation of the “Compensation of Executive Officers” and “Report on Executive Compensation” sections of Brookfield Properties’ management proxy circular.
The Human Resources and Compensation Committee met four times in 2005. There are four Human Resources and Compensation Committee meetings scheduled for 2006. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced. The charter for the Human Resources and Compensation Committee is reviewed annually by the committee and the Governance and Nominating Committee and approved the board of directors.
Governance and Nominating Committee
The Governance and Nominating Committee is comprised of four directors: Allan Olson (Chairman), William Cahill, Roderick Fraser and Sam Pollock. Allan Olson, William Cahill and Roderick Fraser are independent directors. Sam Pollock is related to BAM. Because of the alignment of interests between BAM and the minority shareholders of Brookfield Properties, the independence of the BAM representative from Brookfield Properties’ management and the majority of the members of the Committee being independent directors, the board believes that the Committee is positioned to fulfill its responsibilities objectively and in the interests of all shareholders. In connection with the review of any significant proposed related party transaction Mr. Pollock abstains from voting. The responsibilities of the Governance and Nominating Committee are as follows:
•	consider from time to time the appropriate size and composition of the board of directors and its committees, and submit recommendations on the number of board positions to be filled and the overall composition of the board of directors taking into consideration the business experience and specific areas of expertise of each current director;

•	to the extent feasible, ensure the Chief Executive Officer and the other executive officers of Brookfield Properties are acting with integrity and developing a culture of integrity throughout Brookfield Properties;

•	develop and maintain a Board succession plan that is responsive to Brookfield Properties’ needs and the interests of its shareholders;

•	establish the qualifications (consistent with any criteria approved by the board of directors) for new directors and procedures for identifying possible nominees who meet these criteria, namely:
▪	the competencies and skills necessary for the Board, as a whole, to possess;

▪	the competencies and skills that each existing director possesses; and

▪	the competencies and skills each new nominee will bring to the boardroom;
•	review and assess the qualifications of persons proposed for appointment or election to the board of directors and submit to the board of directors for consideration and decision, consistent with any criteria approved by the board of directors, the names of persons to be nominated for election as directors at the annual meeting of shareholders, or to be appointed to fill vacancies between annual meetings and assess whether these candidates would be considered Independent Directors, Financially Literate or an Audit Committee Financial Expert as these terms are defined under the NYSE Rules;

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•	be available as a forum for addressing the concerns of individual directors;

•	confirm that procedures are in place and resources are made available to provide new directors with a proper orientation to both Brookfield Properties and their responsibilities and duties as directors and to provide directors with appropriate continuing education opportunities;

•	together with the Chairman of the board of directors establish a process for reviewing directors’ performance and oversee the evaluation of the board of directors;

•	periodically review the adequacy and form of directors’ compensation and make recommendations to the board of directors where appropriate;

•	review the program of the board of directors for each year, and the methods and processes to be pursued in carrying out this program including;
•	the frequency and content of board meetings, the requirement for any special meetings and meetings of Independent Directors;

•	the foreseeable issues to be presented to the board of directors at its meetings, including a list of topics for presentation and discussion;

•	the material to be provided to directors generally and with respect to meetings of the board of directors or its committees; and

•	the communication process between the board of directors and management, including monitoring the quality of the relationship between management and the board of directors and recommending improvements as may be deemed necessary or advisable;
•	review and make recommendations with respect to the disclosure required concerning corporate governance to be contained in public disclosure documents of Brookfield Properties;

•	report on an annual basis on the effectiveness of the performance of the board of directors as a whole, including specifically reviewing areas in which the board of directors’ effectiveness may be enhanced taking into account suggestions of the board of directors;

•	review and assess the corporate governance guidelines of Brookfield Properties which includes a description of the board of directors’ mandate and make recommendations to the board of directors, where appropriate;

•	develop charters for any new committees established by the board of directors and annually review the charters of each existing committee and recommend any amendments to the board of directors, where appropriate;

•	periodically review the position descriptions for the Chairman of the board of directors and recommend any amendments to the board of directors, where appropriate;

•	review and recommend the implementation of structures and procedures to facilitate the board of directors’ independence from management and to avoid conflicts of interest;

•	monitor relationships between senior management of Brookfield Properties and the board of directors, and recommend procedures to allow directors to have access to, and an effective relationship with, senior management;

•	review all significant proposed related party transactions and situations involving a potential conflict of interest that are not required to be dealt with by an “independent special committee” pursuant to securities law rules (where appropriate under applicable laws, the Governance and Nominating Committee may sit as an independent special committee);

•	develop a policy governing charitable contributions by Brookfield Properties;

•	review and assess Brookfield Properties’ code of business conduct and ethics for directors, officers and employees (the “Code”) to confirm that it addresses, among other things, conflicts of interest, corporate opportunities, confidentiality, fair dealing, protection and proper use of Brookfield Properties’ assets, compliance with applicable laws, rules and regulations (including insider trading laws) and the reporting of illegal or unethical behaviour, and establish mechanisms to facilitate the effective operation of the Code and the granting of waivers of the Code;

•	approve any waivers of the Code sought by directors or members of senior management and confirm that any waivers of the Code for directors or members of senior management are promptly disclosed to shareholders; and

•	review and make recommendations to the board of directors with respect to any shareholder proposal that relates to corporate governance including a director nomination by a shareholder.

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The Governance and Nominating Committee met five times in 2005. There are four Governance and Nominating Committee meetings scheduled for 2006. Meeting frequency and agendas may change from time to time depending on opportunities or risks faced by Brookfield Properties. The charter for the Governance and Nominating Committee is reviewed annually by the committee and approved by the board of directors.
Orientation and Continuing Education
The Chief Financial Officer and the Secretary, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors regarding the role of the board of directors, its committees and its directors. Generally, new directors are provided with materials describing our business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairman of the board to learn about Brookfield Properties and its operations. In order to ensure that Brookfield Properties’ directors maintain the skill and knowledge necessary to meet their obligations as directors, the board of directors and the committees receive reports from management and third parties from time to time regarding changes in securities laws and regulations and changes in corporate governance practices. In addition, as part of the board of directors’ regular quarterly meetings, management provides an update of the business conditions in our primary markets.
Evaluation of Board, Directors and Committees
The Governance and Nominating Committee in consultation with the Chairman of the board of directors ensures that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the board as a whole, as well as the committees of the board, to ensure they are fulfilling their respective responsibilities and duties as set out in our Corporate Governance Guidelines and in the respective committee charters. The process used for undertaking these assessments includes a written survey of the effectiveness of the board of directors and its committees and detailed discussion of the results of such survey. In connection with these evaluations, each director has been requested to provide his or her assessment of the effectiveness of the board of directors and each committee. The board of directors has decided not to evaluate its fellow board members’ contributions and effectiveness because it believes that doing so will detract from the cooperative and productive character of the board.
Board of Directors Access to Outside Advisors
The board of directors may at any time retain outside financial, legal or other advisors at the expense of Brookfield Properties and have the authority to determine the advisors’ fees and other retention terms. Each committee of the board of directors may retain outside advisors, at the expense of Brookfield Properties, without the board’s approval, at any time. Any director may, subject to the approval of the Chairman, retain an outside advisor at the expense of Brookfield Properties.
Management
Management’s Role
The primary responsibility of management is to safeguard Brookfield Properties’ assets and to create wealth for shareholders. When performance is found to be inadequate, the board of directors has the responsibility to bring about appropriate change.
Brookfield Properties’ corporate governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight through its board of directors and its committees.
Management’s Relationship to the Board of directors
Senior management, primarily through the Chief Executive Officer, reports to and is accountable to the board of directors. At its meetings, the board of directors regularly engages in private sessions with the Chief Executive Officer without other members of senior management present.
Business plans are developed to ensure the compatibility of shareholder, board of directors and management views on our strategic direction, performance targets and utilization of shareholders’ equity. A session of the board of directors is held each year to review the strategic initiatives and the business plan submitted by senior management. The board of directors’ approval of the annual business plan provides a mandate for senior management to conduct the affairs of Brookfield Properties knowing it has the necessary support from the board of directors. Material deviations from the plan are reported to and considered by the board of directors.
Board of Directors Access to Management
Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the board of directors at its regular and special meetings, the board of directors is kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing Brookfield Properties’ business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the board of directors. Directors also have the opportunity to meet with senior management and to participate in work sessions to obtain further insight into the operations of Brookfield Properties.

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Management Performance Review and Rewards
The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his performance is reviewed, with his compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken by the Chief Executive Officer of the position descriptions of other members of senior management in consultation with the Human Resources and Compensation Committee.
Management Succession
The board of directors in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.
Communication and Disclosure Policies
Brookfield Properties has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that Brookfield Properties’ communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the board of directors, was substantially revised in November 2005 in response to the new Canadian securities regulatory regime of liability for secondary market trades and is available on our website at www.brookfieldproperties.com.
We endeavor to keep our shareholders informed of our progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. We also maintain a website that provides summary information about Brookfield Properties and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with Brookfield Properties’ shareholders at the annual meeting and are available to respond to questions at that time.
We also have an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss our financial results. We also endeavor to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with our designated spokespersons.
Code of Business Conduct and Ethics
The board of directors expects all directors, officers and employees to conduct themselves in accordance with the highest ethical standards and to adhere to Brookfield Properties’ written Code of Business Conduct and Ethics. The Code is given to each new director and officer upon commencement of employment, and it is distributed to all employees annually. The board of directors encourages senior officers to create a culture of integrity throughout the organization. The board of directors monitors compliance with the Code in part through its whistle blowing procedures described therein which mandate that all directors, officers and employees report breaches of the Code and may do so anonymously if they prefer. Any waiver of the Code for officers and directors may only be made by the board of directors or the Governance and Nominating Committee and will be disclosed by Brookfield Properties to the extent required by law, regulation or stock exchange requirement. No waivers have been sought or granted since the adoption of the Code in April 2004. This Code is reviewed annually by the board of directors and is posted on Brookfield Properties’ website at www.brookfieldproperties.com.

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PART FIVE — OTHER INFORMATION
Shareholder Proposals
The Canada Business Corporations Act permits eligible shareholders to submit shareholder proposals to Brookfield Properties, which proposals may be included in a management proxy circular relating to an annual meeting of shareholders. We did not receive any shareholder proposals for the upcoming Meeting. The final date by which we must receive shareholder proposals for the annual meeting of shareholders to be held in 2007 is January 31, 2007.
Availability of Disclosure Documents
We will provide any person or corporation, upon request to the Secretary of Brookfield Properties, with a copy of:
(a)	our most recent annual information form, together with a copy of any document or the pertinent pages of any document incorporated therein by reference;

(b)	our comparative financial statements for the fiscal year ended December 31, 2005, together with the report of the auditors thereon;

(c)	our most recent annual report, which includes management’s discussion and analysis of financial conditions and results of operations;

(d)	our interim financial statements for the periods subsequent to the end of Brookfield Properties’ fiscal year; and

(e)	our management proxy circular dated March 15, 2006, in connection with Meeting.
Other Business
We know of no matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting.
Directors’ Approval
The contents and sending of this Circular have been approved by the directors of Brookfield Properties.
Kathleen G. Kane
Senior Vice President and
General Counsel and Secretary
Toronto, Canada
March 15, 2006

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1. INTRODUCTION
Corporate governance relates to the activities of the board of directors who are elected by and are accountable to the shareholders, and takes into account the role of management who are appointed by the board of directors and who are charged with the ongoing management of the corporation.
The Board is of the view that the corporate governance policies and practices of Brookfield Properties Corporation (“Brookfield” or the “Corporation”), outlined below (the “Guidelines”) are comprehensive and consistent with requirements of the New York Stock Exchange, the Toronto Stock Exchange and the applicable provisions under the U.S. Sarbanes-Oxley Act of 2002 and applicable Canadian Securities laws and the practices of Canadian public companies in similar circumstances to the Corporation.
The board of directors (the “Board”) of the Corporation will revise these Guidelines from time to time based on its assessment of the Corporation’s needs and legal and regulatory developments and changes in practices. The Corporation’s Governance and Nominating Committee will review these Guidelines annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.
2. ROLE AND FUNCTIONS OF THE BOARD
The role of the Board is to oversee the business and affairs of the Corporation which are conducted by its officers and employees under the direction of the Chief Executive Officer. In doing so, the Board acts at all times with a view to the best interests of Brookfield. The Board endeavors to ensure that shareholder value is enhanced on a sustainable basis and in a manner that recognizes the interests of other stakeholders in the Corporation including its employees, suppliers, customers and the communities in which it operates.
In fulfilling its responsibilities, the Board, both directly and through its various committees, shall:
Strategic planning
(a)	oversee the strategic planning process including, on an annual basis, reviewing and approving the business plan for the Corporation and monitoring performance of the Corporation under the plan;

(b)	oversee the financial and business strategies and objectives included within the business plan;
Appoint and monitor senior management
(a)	develop a position description for the Chief Executive Officer including the corporate objectives that the Chief Executive Officer is responsible for meeting;

(b)	oversee the selection, evaluation and compensation of the Chief Executive Officer:

(c)	oversee the selection, evaluation and compensation of other senior management;

(d)	monitor succession planning of the Chief Executive Officer and other members of senior management;

(e)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer and other members of senior management;
Risk assessment and management
(a)	assess the major risks facing the Corporation and its businesses and review, approve, monitor and oversee the implementation of appropriate systems to manage those risks;
Public disclosure and financial reporting
(a)	oversee the Corporation’s public disclosure and financial reporting, review and monitor the Corporation’s management information systems and disclosure controls and procedures, its internal controls and procedures for financial reporting and compliance with the Corporation’s code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to ensure that the Corporation maintains its integrity and accountability;
Appendix A-Page 1

Corporate governance
(a)	ensure an appropriate system of corporate governance is in place so the Board and management can operate effectively, in the best interests of the Corporation;

(b)	confirm that processes are in place for the Corporation and its businesses to address and comply with applicable legal, regulatory, corporate, securities and other compliance matters;

(c)	oversee the creation of a culture of integrity throughout the organization;
Approval of certain matters
(a)	approve all material transactions for the Corporation;

(b)	approve all transactions (other than diminimus transactions) involving related parties to the Corporation, including those with its parent Brookfield Asset Management, Inc. (“BAM”); and

(c)	approve those matters which may not be delegated by the Board under applicable corporate law including, among others, the issuance of securities of the Corporation (except in the manner and on terms authorized by the Board), the declaration of dividends, the repurchase or redemption of shares of the Corporation and the adoption, repeal or amendment of the by-laws of the Corporation, or any other matter which the Board reserved to itself the right to approve notwithstanding the delegation to senior management of the authority to manage the business of the Corporation.
3. QUALIFICATIONS OF DIRECTORS
Directors are expected to have the highest personal and professional ethics and values and be committed to advancing the best interests of the Corporation and its shareholders. They are also expected to possess skills and competencies in areas that are relevant to the Corporation’s activities and that enhance the ability of the Board to effectively oversee the business and affairs of the Corporation.
Each director must have an understanding of the Corporation’s principal operational and financial objectives, plans and strategies, financial position and performance as well as the performance of the Corporation relative to its principal competitors. Directors must have sufficient time to carry out their duties and not assume responsibilities that would materially interfere with or be incompatible with Board membership. Directors who experience a significant change in their personal circumstances, including a change in their principal occupation, are expected to advise, and submit a written resignation letter to, the Chairperson of the Governance and Nominating Committee and, if determined appropriate by the Board on the recommendation of the Governance and Nominating Committee, the Board shall accept such offer of resignation.
4. COMPOSITION OF BOARD
Size of Board and selection process
The directors of the Corporation are elected each year by the shareholders at the annual meeting of shareholders. The Governance and Nominating Committee recommends to the full Board the nominees for election to the Board and based on this recommendation the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal in compliance with the requirements prescribed by the Canada Business Corporations Act (“CBCA”) or at the annual meeting.
The Board also recommends the number of directors on the Board for approval to the shareholders, again based on the recommendation of the Governance and Nominating Committee. Presently, the Board believes that not less than twelve directors is an appropriate size for the Board and its committees to operate effectively. Between annual meetings, the Board may appoint directors to serve until the next annual meeting, subject to the relevant provisions of the CBCA.
Independence of directors and representation of shareholders interests
BAM owns approximately 50.4% of the Corporation’s common shares and 97.1% of the Corporation’s Limited Class A redeemable voting preferred shares. As such, the Corporation is a controlled company as defined by the New York Stock Exchange rules on corporate governance (the “NYSE Rules”) and has chosen to rely on the NYSE Rules “controlled companies exemption” with respect to certain independence requirements. Seven of the Corporation’s 13 directors are independent of management and of BAM. The Chairperson of the Board is not an Independent Director. BAM will have three representatives on the Board and the remaining three will be members of management. The Board considers that its current size and composition is appropriate given the diversity of the Corporation’s operations and the need for a variety of experience and backgrounds. The Board believes that a combination of Independent Directors, directors related to BAM and directors drawn from management leads to a constructive exchange in board deliberations resulting in objective, well-balanced and informed discussion and decision making.
Appendix A-Page 2

The Board, with the assistance of the Governance and Nominating Committee, determines whether each director is an “Independent Director”. In making these determinations, the Board examines each individual director’s circumstances and his or her relationship to the Corporation and its affiliates and evaluates if he or she meets the definition of an Independent Director.
“Independent Director” means a director who has been affirmatively determined by the Board to have no material relationship with the Corporation, its parent or a subsidiary corporation, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Corporation. In addition, a director will be deemed to have a material relationship if he or she has one of the following relationships with the Corporation (which in each case below must be read as including a parent company or subsidiary of the Corporation):

(a)	the director is or was within the last three years an employee or executive officer (or has an immediate family member who is or was within the last 3 years an executive officer) of the Corporation. A director is not disqualified from being independent if he or she previously acted as an interim chief executive officer of the Corporation, or currently acts or previously acted as a part-time chair or vice-chair of the Board or any Board committee;

(b)	the director (a) is a partner of or is employed by the Corporation’s internal or external auditor; (b) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit within that time; or (c) has a spouse, minor child or a child who lives in the director’s home and who (i) is a partner of the Corporation’s internal or external auditor; (ii) is an employee of the auditing firm and works in the audit, assurance or tax compliance (but not tax planning) practice; or (iii) was within the last three years a partner or employee of that auditing firm and personally worked on the Corporation’s audit during that time. For this purpose, a “partner” does not include a partner whose interest in the auditing firm is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service, if the compensation is not contingent in any way on continued service;

(c)	the director is or was within the last three years (or has an immediate family member who is or was within the last three years) an executive officer of another entity if any of the Corporation’s current executive officers serve or served at the same time on the compensation committee of that entity;

(d)	the director has (or an immediate family member who is employed as an executive officer of the Corporation has) received more than Cdn.$75,000 in direct compensation from the Corporation in any 12-month period within the last three years, other than (a) fees for acting as a director or committee member, including as the Chairperson of the Board or a Board committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation, if receipt is not contingent in any way on continued service; or

(e)	the director is an employee of (or has an immediate family member who is an executive officer of), another company that has, in the last three fiscal years made payments to, or received payments from, the Corporation in excess of the greater of US$1 million and 2% of the other company’s consolidated gross revenues.

For the purposes of the definition above, the term “executive officer” means the chair, vice-chair, president, vice- presidents in charge of principal business units, divisions or functions, and any other individual (whether employed by the Corporation or not) who performs a policy-making function in respect of the Corporation, and the term “immediate family member” means the director’s spouse, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, brothers- and sisters-in-law and anyone (other than a domestic employee) who lives in the director’s home.
Members of the Audit Committee are subject to two additional requirements to be considered independent for audit committee purposes:
(a)	the director cannot after appointment to the Audit Committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the Corporation or any of its subsidiaries, other than (a) fees for acting as a director, committee member, or part-time chair or vice-chair of the Board or any Board Committee; and (b) fixed amounts of compensation under a retirement or deferred compensation plan for prior service with the Corporation (provided such compensation is not contingent in any way on continued service). A fee is considered to have been indirectly received by the director if it is received by (a) the director’s spouse, a minor child or a child who lives in the director’s home; or (b) an entity in which the director is a partner, a member or an officer (such as a managing director or executive officer) if that entity provides accounting, consulting, legal, investment banking or financial advisory services to the Corporation or any of its subsidiaries, unless the director is a limited partner or a non-managing member of the entity and plays no active role in providing services to the entity; and

(b)	the director cannot be an affiliated entity of the Corporation or any of its subsidiaries.
For the purposes of the Audit Committee requirements above, the term “affiliated entity” means an individual or company that controls, is controlled by or is under common control with the Corporation. In addition, an individual is himself or herself an affiliated entity of the Corporation if the individual holds any of the following positions with an affiliated entity: a director who is an employee, an executive officer, a general partner or a managing member, and the
Appendix A-Page 3

term “control” means having the direct or indirect power to control the Corporation, whether through ownership of voting securities or otherwise. An individual who owns, directly or indirectly, 10% or less of any class of voting securities of the Corporation will be deemed not to control the Corporation if the individual is not an executive officer of the Corporation.
Each member of the Audit Committee shall be financially literate.
The term “financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.
The Board will review the independence of all directors on an annual basis and will publish its determinations in the management proxy circular for the Corporation’s annual meeting of shareholders and in accordance with other applicable laws. Directors have an ongoing obligation to inform the Board of any material changes in their circumstances or relationships that may affect the Board’s determination as to their independence.
Chairperson(s)
The Board will in each year elect from among its members a Chairperson who is not the Chief Executive Officer. The Chairperson of the Board is principally responsible for overseeing the operation and affairs of the Board. The Board has established a position description for the Chairperson which is attached as an appendix to these Guidelines. The Board may also appoint a Co-Chairperson or Vice-Chairperson where it believes this would enhance the operations of the Board. In this case, the Co-Chairperson or Vice-Chairperson will share the responsibilities of the Chairperson.
Election of directors
Every shareholder of the Corporation entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the shares held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate or distribute them among the candidates in such manner as he or she sees fit. Where he or she has voted for more than one candidate without specifying the distribution of his or her votes among such candidates, he or she shall be deemed to have divided his or her votes equally among the candidates for whom he or she voted.
Term
All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year. The Board does not believe it is advisable to establish term limits or mandatory retirement ages for its members as such limits may deprive the Corporation and its shareholders of the contributions of members who have been able to develop, over time, valuable insights into the Corporation, its strategy and business operations.
Board succession
The Governance and Nominating Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders. In considering new nominees to the Board, the Committee shall consider the following criteria:
(a)	the competencies and skills necessary for the Board, as a whole, to possess;

(b)	the competencies and skills that each existing director possesses; and

(c)	the competencies and skills each new nominee will bring to the boardroom.
5. MEETINGS
The Board has meetings at least once in each quarter, with additional meetings held when required. Additional meetings may be called by the Chairperson, the Chief Executive Officer or any two directors on proper notice.
The Chairperson is primarily responsible for the agenda. Prior to each Board meeting, the Chairperson discusses agenda items for the meeting with the Chief Executive Officer, other members of senior management and other members of the Board. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.
The Human Resources and Compensation Committee, the Governance and Nominating Committee and the Audit Committee generally have meetings quarterly, with additional meetings held when required. Meeting frequency and agendas for the standing committees may change from time to time, however, depending on opportunities or risks faced by the Corporation. Any member of a committee may call a committee meeting, request that an item be included on the committee’s agenda or raise subjects that are not on the agenda for that meeting. Audit Committee meetings can also be called by the Chairperson of the Board, the Chief Executive Officer, the Chief Financial Officer or the Corporation’s auditor.
Appendix A-Page 4

Notice of the place, day and time of each Board or committee meeting must be served on each director at least 48 hours prior to the meeting. Directors or committee members may waive notice of any meeting and attendance at a meeting is deemed to be waiver of notice. The notice need not state the purpose or purposes for which the meeting is being held.
Procedures for Board meetings
Procedures for Board meetings are determined by the Chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.
Procedures for committee meetings are determined by the committee chairperson unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.
A quorum for any Board or committee meeting is not less than a majority of directors, unless the directors fix the quorum otherwise.
The Chairperson may vote as a director at any meeting, but does not have a second or casting vote in the case of an equality of votes.
The Secretary of the Corporation keeps minutes of the meeting of the Board and each of its committees and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.
Independent Directors’ meetings
The Independent Directors have at least four meetings a year with only Independent Directors present. Each year, the directors will appoint an Independent Director to act as lead Independent Director to chair these meetings and to report to the Board on these meetings as is appropriate (the “Lead Independent Director”). The Board has developed a position description for the Lead Independent Director which is attached as an appendix to these Guidelines.
6. DIRECTORS RESPONSIBILITIES
Director orientation and continuing education
The Chief Financial Officer and the Secretary of the Corporation, under the oversight of the Governance and Nominating Committee, are responsible for providing orientation and continuing education programs for new directors. Generally, new directors are provided with materials describing the Corporation’s business and governance policy and procedures and they also meet individually with the Chief Executive Officer and the Chairperson to learn about the Corporation and its operations.
Attendance and participation
Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a meeting in person may participate by telephone or teleconference. The Board may also take action from time to time by unanimous written consent.
In advance of each Board and committee meeting, members will receive the proposed agenda and other materials important to the directors’ understanding of the matters considered. Directors are expected to spend the time needed to review the materials in advance of such meetings and to actively participate in such meetings.
Service on other boards and audit committees
The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere and are compatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chairperson in advance of accepting an invitation to serve on the board of another public company and, as a general rule, directors are not allowed to join a board of another public company on which two or more other directors of the Corporation serve.
Members of the Audit Committee may not serve on the audit committees of more than two other public companies without the prior approval of the Board.
Access to independent advisors
The Board and any committee may at any time retain outside financial, legal or other advisors at the expense of the Corporation and have the authority to determine the advisors’ fees and other retention terms. Any director may, subject to the approval of the Chairperson, retain an outside advisor at the expense of the Corporation.
7. COMMITTEES OF THE BOARD
General
Brookfield believes that Board committees assist in the effective functioning of the Board.
Appendix A-Page 5

The Governance and Nominating Committee and the Human Resource and Compensation Committee are comprised of a majority of Independent Directors and each has one BAM representative. The Audit Committee is comprised solely of Independent Directors.
The Board has three standing committees: the Audit Committee, the Human Resources and Compensation Committee, and the Governance and Nominating Committee. Special committees may be formed from time to time as required to review particular matters or transactions. While the Board retains overall responsibility for corporate governance matters, the Audit, Human Resources and Compensation, and Governance and Nominating Committees have specific responsibilities for certain aspects of corporate governance as described below.
The following is a brief description of the mandate of each standing committee:
Audit Committee
The Audit Committee is responsible for monitoring the Corporation’s systems and procedures for financial reporting and internal control, reviewing certain public disclosure documents and monitoring the performance and independence of the Corporation’s auditors. The committee is also responsible for reviewing the Corporation’s annual audited financial statements, unaudited quarterly financial statements and management’s discussion and analysis and review of related operations prior to their approval by the full Board.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is responsible for reviewing and reporting to the Board on human resource planning, including senior management appointments, succession planning and the levels and form of executive compensation in general, and the specific compensation of senior executives. The committee also reviews the positions descriptions and annual objectives of the Corporation’s Chief Executive Officer and his or her performance in relation to these objectives, and reports to the Board.
Governance and Nominating Committee
It is the responsibility of the Governance and Nominating Committee, in consultation with the Chairperson, to assess periodically the size and composition of the Board and its committees, to implement procedures for director appointment and removal, to assess effectiveness of the performance of the Board and its directors, to review the Corporation’s Code of Business Conduct and Ethics and its Guidelines, to monitor its relations with management, and to review and recommend directors’ compensation.
Committee Chairpersons
The Audit and Governance and Nominating Committees are each chaired by an Independent Director. The Human Resources and Compensation Committee is chaired by a director related to BAM. Each committee chairperson is selected by the Board on the recommendation of the Governance and Nominating Committee and is responsible for determining the agenda and the frequency and conduct of committee meetings.
Committee charters
Each committee has its own charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. Copies of each charter are posted on the Corporation’s Web site, www.brookfieldproperties.com.
8. EVALUATION OF BOARD, DIRECTORS AND COMMITTEES
The Governance and Nominating Committee in consultation with the Chairperson will ensure that an appropriate system is in place to evaluate and perform an annual evaluation of the effectiveness of the Board as a whole, as well as the committees of the Board, to ensure they are fulfilling their respective responsibilities and duties as set out in these Guidelines and in their respective committee charters. In connection with these evaluations, each director will be requested to provide his or her assessment of the effectiveness of the board and each committee. These evaluations should take into account the competencies and skills each director is expected to bring to his or her particular role on the Board or on a committee, as well as any other relevant facts.
9. MANAGEMENT
Management’s role
The primary responsibility of management is to safeguard the Corporation’s assets and to create wealth for shareholders. When performance is found to be inadequate, the Board has the responsibility to bring about appropriate change.
Brookfield’s governance practices are designed to encourage autonomy and effective decision making on the part of management, while ensuring appropriate oversight by the Board and its committees.
Management of the Corporation is under the direction of the Chief Executive Officer. The Board has developed a position description of the Chief Executive Officer which is attached as an appendix to these Guidelines.
Appendix A-Page 6

Management’s relationship to the Board
Senior management of the Corporation, primarily through the Chief Executive Officer, reports to and is accountable to the Board. At its meetings, the Board regularly engages in private sessions with the Corporation’s Chairperson and Chief Executive Officer without other members of senior management present.
Business plans are developed to ensure the compatibility of shareholder, Board and management views on the Corporation’s strategic direction, performance targets and utilization of shareholders’ equity. A special meeting of the Board is held each year to review the strategic initiatives and the business plan submitted by senior management. The Board’s approval of the annual business plan then provides a mandate for senior management to conduct the affairs of the Corporation knowing it has the necessary Board support. Material deviations from the plan are reported to and considered by the Board.
Board access to management
Information provided by management to directors is critical to their effectiveness. In addition to the reports presented to the Board at its regular and special meetings, the Board is also kept informed on a timely basis by management of corporate developments and key decisions taken by management in pursuing the Corporation’s business plan. The directors periodically assess the quality, completeness and timeliness of information provided by management to the Board.
Management succession
The Board in consultation with the Human Resources and Compensation Committee maintains a succession plan for the Chief Executive Officer and other members of senior management. The objective of the plan is to ensure the orderly succession of senior management, including providing for any required recruiting, training and development.
Management performance review and rewards
The Human Resources and Compensation Committee annually reviews the position description of the Chief Executive Officer and establishes objectives against which his or her performance is reviewed, with his or her compensation or level being assessed against these pre-agreed objectives. Similar reviews and assessments are undertaken for other members of senior management in consultation with the Chief Executive Officer.
Brookfield’s compensation plans are based on maintaining a direct link between management rewards and the wealth created for shareholders. The Corporation attempts to reward the most senior executives with primary compensation earned through share appreciation. Annually, members of senior management receive allocations of share options to augment their compensation and to encourage further share ownership, and in 1999 a deferred share unit plan was introduced for the most senior members of management to reward increases in share performance. Brookfield is also committed to maintaining periodic reviews of its compensation practices to ensure that management is fairly rewarded over time based on performance.
10. COMMUNICATION AND DISCLOSURE POLICIES
The Corporation has adopted a Disclosure and Insider Trading Policy which summarizes its policies and practices regarding disclosure of material information to investors, analysts and the media. The purpose of this policy is to ensure that the Corporation’s communications with the investment community are timely, consistent and in compliance with all applicable securities legislation. This Disclosure and Insider Trading Policy is reviewed annually by the Board and available on the Corporation’s Web site, www.brookfieldproperties.com.
The Corporation endeavors to keep its shareholders informed of its progress through a comprehensive annual report, annual information form, quarterly interim reports and periodic press releases. It also maintains a Web site that provides summary information about the Company and ready access to its published reports, press releases, statutory filings and supplementary information provided to analysts and investors. Directors and management meet with the Corporation’s shareholders at the annual meeting and are available to respond to questions at that time.
The Corporation also maintains an investor relations program to respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts, financial advisors and interested members of the public to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss the Corporation’s financial results. The Corporation also endeavors to ensure that the media are kept informed of developments as they occur, and have an opportunity to meet and discuss these developments with the Corporation’s designated spokespersons.
11. DIRECTOR COMPENSATION
Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors of the Corporation.
Annually, the Governance and Nominating Committee recommends to the Board the form and adequacy of compensation and benefits for non-management directors. During this recommendation process, the committee seeks to ensure that the compensation and benefits reflect the responsibilities and risks involved in being a director of the Corporation and to align the interests of the directors with the best interests of the Corporation and its stakeholders.
Appendix A-Page 7

Directors are reimbursed by the Corporation for reasonable travel expenses and other out-of-pocket expenses incurred in connection with their duties as directors.
Directors who are resident in Canada receive their compensation in Canadian dollars, while U.S. resident directors receive their compensation in U.S. dollars. Directors of the Corporation who are not officers of the Corporation or its affiliates (the “outside directors”) are entitled to receive an annual fee of $40,000 in U.S. funds (or $55,000 in Canadian funds) (the “Annual Fee”). The Board’s Lead Independent Director and the chairperson of the Audit Committee, are also entitled to receive a supplemental annual retainer of $3,750 in U.S. funds (or $5,000 in Canadian funds) (the “Annual Retainer”).
One half of the Annual Fee payable to an outside director will be paid in deferred share units of the Corporation until the number of deferred share units accumulated and common shares owned by the director have an aggregate investment cost equal to five times the then current Annual Fee, thereafter he or she may elect to take all of the Annual Fee in cash or deferred share units. This is equivalent to $200,000 in U.S. funds, or $275,000 in Canadian funds, based on the current Annual Fee. An outside director may elect to receive all or part of the other half of the Annual Fee in cash or deferred share units. The Lead Independent Director and the chairperson of the Audit Committee may elect to receive all or part of their supplemental Annual Retainers in cash or deferred share units.
12. CODE OF BUSINESS CONDUCT AND ETHICS
The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards and to adhere to the Corporation’s Code of Business Conduct and Ethics. Any waiver of the Code of Business Conduct and Ethics for officers and directors may only be made by the Board or the Governance and Nominating Committee and will be disclosed to shareholders by the Corporation to the extent required by law, regulation or stock exchange requirement.
13. PROHIBITION ON PERSONAL LOANS
The Corporation will not, either directly or indirectly, including through its subsidiaries, extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any director or officer.
14. INDEMNIFICATION AND INSURANCE
In accordance with the by-laws of the Corporation and applicable laws, present and former directors and officers are each indemnified by the Corporation.
In addition, the Corporation maintains directors and officers insurance with an annual policy limit of Cdn. $50,000,000 subject to a corporate deductible of Cdn. $250,000 (Cdn. $500,000 for certain of the Corporation’s U.S. subsidiaries) per loss. Under this insurance coverage, the Corporation and certain of its associated companies are reimbursed for indemnity payments made to directors or officers as required or permitted by law or under provisions of its by-laws as indemnity for losses, including legal costs, arising from acts, errors or omissions committed by directors and officers during the course of their duties as such. This insurance also provides coverage to individual directors and officers without any deductible if they are not indemnified by the Corporation. The insurance coverage for directors and officers has certain exclusions including, but not limited to, those acts determined to be deliberately fraudulent or dishonest or have resulted in personal profit or advantage.
15. CONFLICTS OF INTEREST
Each director is required to inform the Board of any potential or actual conflicts, or what might appear to be a conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.
16. CONTACT BOARD AND COMMITTEES
The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees by writing to the Corporation’s General Counsel at:
Board of Directors of Brookfield Properties Corporation
c/o Brookfield Properties Corporation
Three World Financial Center
New York, New York 10281-1021
U.S.A.
E-mail: boardofdirectors@brookfieldproperties.com
Approved by the Board of Directors October 29, 2004.
Amended and approved by the Board of Directors November 1, 2005.
Appendix A-Page 8

APPENDIX
Position description of Chairperson
The Chairperson of the Board of Brookfield is principally responsible for overseeing the operations and affairs of the Board. In fulfilling his or her responsibilities, the Chairperson will:
(a)	provide leadership to foster the effectiveness of the Board;

(b)	ensure there is an effective relationship between the Board and senior management of the Corporation;

(c)	ensure that the appropriate committee structure is in place and assist the Governance and Nominating Committee in making recommendations for appointments to such committees;

(d)	in consultation with the other members of the Board and the Chief Executive Officer, prepare the agenda for each meeting of the Board;

(e)	ensure that all directors receive the information required for the proper performance of their duties, including information relevant to each meeting of the Board;

(f)	chair Board meetings, including stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decision-making is reached and accurately recorded;

(g)	together with the Governance and Nominating Committee, ensure that an appropriate system is in place to evaluate the performance of the Board as a whole, the Board’s committees and individual directors, and make recommendations to the Governance and Nominating Committee for changes when appropriate;

(h)	work with the Chief Executive Officer and other members of senior management to monitor progress on strategic planning, policy implementation and succession planning; and

(i)	provide additional services requested by the Board.
Position description of Lead Independent Director
The Lead Independent Director will preside over all sessions of the Corporation’s Independent Directors and is responsible for ensuring that matters raised during these meetings are reviewed with the full Board and Corporation’s senior management and acted upon in a timely fashion. In addition, the Lead Director performs the following functions:
(a)	consults with the Chairperson of the board on the preparation of the agenda for each meeting of the board; and

(b)	in consultation with the Chairperson, ensures that an appropriate system is in place to evaluate the performance of the board as a whole and its committees.
Position description of Chief Executive Officer
The Chief Executive Officer of Brookfield is responsible for providing the leadership of the Corporation and, subject to the direction provided by the Board, managing the business and affairs of the Corporation. In fulfilling his or her responsibilities, the Chief Executive Officer will:
(a)	develop and present to the Board for approval a business plan for the Corporation, which includes the fundamental objectives and goals of the plan, the strategies to achieve the objectives and goals, the risks and alternatives to these strategies and specific steps and performance indicators which will enable the Board to evaluate management’s progress on implementing such strategies and achieving the objectives and goals, and report regularly to the Board on the progress of the business plan;

(b)	develop and present to the Board for approval key financial and other performance goals for the Corporation’s activities, and report regularly to the Board on the progress against these goals;

(c)	manage the operations of the Corporation in accordance with the business plan approved by the Board;

(d)	act as the primary spokesperson for the Corporation;

(e)	recommend to the Board the appointment or termination of senior management of the Corporation;

(f)	present to the Board for approval annually an assessment of the senior management of the Corporation together with a succession plan that provides for the orderly succession of senior management including the recruitment, training and development required;

(g)	together with the Corporation’s Chief Financial Officer, establish and maintain disclosure controls and procedures and internal controls and procedures for financial reporting appropriate to ensure the accuracy and integrity of the Corporation’s financial reporting and public disclosure; and

(h)	foster a corporate culture that promotes ethical practices and encourages individual integrity and social responsibility.
Appendix A-Page 9